VIA EDGAR

Morgan, Lewis & Bockius LLP
2020 K Street, NW
Washington, DC 20006

September 24, 2015

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust (the “Registrant”)
Registration Statement on Form N-14 (File No. 333-206493)

Ladies and Gentlemen:

This letter summarizes the comments provided to me as a representative of the Registrant by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on September 24, 2015, on Pre-Effective Amendment No. 2 to the Registrant’s registration statement on Form N-14 filed on September 23, 2015 (the “Amendment”).  The Amendment is related to the proposed reorganization of Philadelphia International Emerging Markets Fund and Philadelphia International Small Cap Fund, each a separate series of The Glenmede Fund, Inc. (each, a “Target Fund”), into Segall Bryant & Hamill Emerging Markets Fund and Segall Bryant & Hamill International Small Cap Fund, each a series of the Registrant (each, an “Acquiring Fund” and together with the Target Funds, the “Funds”), respectively.

Responses to all of the comments are included below and will be reflected in the definitive version of the combined prospectus/proxy statement to be filed on or about September 25, 2015 under Rule 497 under the Securities Act of 1933, as amended.

Questions and Answers

1.	In the response to the question “How will this affect my investment?”, disclose that the Acquiring Fund shareholders will also be subject to a higher advisory fee.

Response:  The Registrant has revised the disclosure as requested.

Prospectus

Proposals 1 and 2

2.	Given that the sub-section entitled “Impact of Redemption Activity” for Philadelphia International Emerging Markets Fund, which appeared in the original filed Registration Statement, has been removed from the section entitled “Comparison Fee Tables and Examples - Philadelphia International Emerging Markets Fund”, please delete from the first paragraph in the section the statement that the summary under the section does not reflect the impact of significant redemptions and the sentence referencing the removed sub-section.

Response:  The Registrant has revised the disclosure as requested.

3.	Please remove the extraneous letters in parenthesis appearing in the Example table for Philadelphia International Emerging Markets Fund.

Response:  The Registrant has made the revisions requested.

4.	Under “Key Information about the Proposals - Capitalization”, round the dollar amounts presented to the nearest dollar and round the number of shares outstanding to the nearest whole share in the capitalization tables.

Response:  The Registrant has revised the disclosure as requested.

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (202) 373-6599 should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Mana Behbin

Mana Behbin
Morgan, Lewis & Bockius LLP

2